

August 5, 2013

Via E-mail
Richard E. Waugh
Chief Executive Officer and Director
The Bank of Nova Scotia
44 King St. West
Scotia Plaza, 8th Floor
Toronto, Ontario, Canada M5H 1H1

> **Re:** **The Bank of Nova Scotia**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed July 22, 2013**
> **And Documents Incorporated by Reference**
> **File No. 333-188984**

Dear Mr. Waugh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 3 and reissue in part. Please provide historical information required by Rule 15Ga-1(a) concerning all assets securitized by the Bank that were the subject of a demand to repurchase or replacement. Please also disclose the CIK number of the Bank. Refer to Items 1104(e)(1) and (2) of Regulation AB.

Summary

The Global Registered Covered Bond Program, page 11

2.   Please describe the legislative framework and the CMHC Guide.

Risk Factors

Risk relating to the covered bonds generally

The Guarantor may not be able to sell Loans prior to maturity of Hard Bullet…, page 29

3. We note your response to prior comment 14. Please revise to discuss in this risk factor the substance of the disclosure under "Summary of Principal Documents – Security Agreement – Release of Security," in lieu of providing a cross-reference.

Reliance of certain transaction parties

The Guarantor and the covered bondholders place significant reliance on the Bank…, page 30

4. We note your response to prior comment 15.

   - Please revise your disclosure under this risk factor to specify the levels contained in the Cash Manager Required Ratings, so that an investor does not have to refer to the glossary to understand the threshold ratings requirements.

   - Under "Replacement of the Bank as services provider may not be found on acceptable terms…" on page 44, please disclose what is meant by "an appropriate rating," in lieu of providing a cross-reference. We note in this regard that the cross-reference does not provide the credit ratings information, but refers the reader to a defined term in the glossary.

   - On p. 183, under "Representations and Warranties of the Servicer," please disclose the credit ratings required to maintain the Servicing Agreement, in lieu of referring to a defined term.

Issuance of covered bonds in book-entry form…, page 46

5. As requested in prior comment 18, please revise to identify the types of investors who are not permitted to hold securities in book-entry form.

Valuations, Appraisals and Credit Strategy, page 179

6. We note your response to prior comments 37 and 46. Please clarify for us whether the AVM you reference in your response to comment 46 is the Emili system created by CMHC and whether you back-test this AVM's values against available property appraisals, primarily third party AVMs. Also, revise your Form F-3 disclosure to include the controls and processes you have in place to validate the valuations provided by Emili.

Taxation, page 209

7.   We note that your United States and Canadian counsel have furnished "short-form" tax opinions, which you have filed as exhibits 8.1 and 8.2, respectively, to this registration statement. Please address the following:

- Revise your disclosure under "United States Taxation" on page 209 and "Canadian Taxation" on pages 224 and 225 to remove the language indicating that these sections are merely summaries and do not contain all material tax information. Canadian counsel should revise exhibit 8.2.

- Revise to indicate that the Canadian Taxation section constitutes the opinion of counsel.

- Identify Canadian counsel.

Legal Matters, page 237

8.   Please file the opinion of Allen & Overy LLP as an exhibit.

Form of Preliminary Prospectus Supplement

The Portfolio, page S-11

9.   Please confirm that all the loans in the portfolio were reviewed for purposes of Rule 193 or revise to disclose the sample size and the criteria used to select the assets sampled. See instruction to Item 1111(a)(7) of Regulation AB.

Annex A, Overall Portfolio Statistics, page S-13

10.   Please confirm that tables will be updated before effectiveness of the registration statement or advise.

Annex B, Historical Portfolio Data, page S-18

11.   We note your statement on page S-18 that all loans in the historical portfolio data tables are originated in accordance with the Bank's lending criteria at the time of the Loan. On page 192, you provide a description of the Bank's lending criteria and procedures for the origination of mortgage loans that is as of the date of the prospectus. To the extent there are differences between the origination criteria for some of the loans in the portfolio and the criteria described in the prospectus, please describe the origination criteria for those loans and the differences.   If there are no differences, please revise to note that the origination criteria for the loans were the same as the criteria described in the prospectus. See Item 1111(a) of Regulation AB. Please confirm that your disclosure, at the time of

takedown, will provide updated information on the loans in the portfolio in compliance with Item 1111(a) of Regulation AB.

Exhibit 5.1

12.   Please have counsel revise its legality opinion as follows:

- Opine that each Covered Bond will be a binding obligation of The Bank of Nova Scotia and that the guarantees will be binding obligations of Scotiabank Covered Bond Guarantor Limited Partnership.

- Remove the limitations on reliance included in the first full paragraph on page 3.

You may refer to Sections II.B.1.e and II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 3 - 2012 Consolidated Financial Statements

Note 3. Significant accounting policies

Purchased loans, page 114

13.   Please tell us whether you follow the same purchased loan accounting policy described in your response to prior comments 47 to 49 for revolving loans. If not, explain your policy for revolvers. In addition, tell us the period over which you accrete any interest or credit mark on your purchased revolver loans.

Note 6. Fair value of financial instruments, page 122

14.   We note your response to prior comment 50 that you will assess and incorporate, as appropriate, additional disclosures in your next annual financial statements with respect to valuation techniques and related assumptions for Levels 2 and 3 trading assets and investment securities. However, it is not clear from your response which trading assets and investment securities line items you will provide in future filings. Please confirm that, at a minimum, you will enhance these disclosures for the Levels 2 and 3 government issued or guaranteed securities, corporate and other debt, and income trusts/funds and hedge funds.

You may contact Lindsay McCord at (202) 551-3417 or Staci Shannon at (202) 551-3374 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng of the Office of Structured Finance at (202) 551-3811, Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director